14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 26, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Reports on Independent Valuation of Gahcho Kué Diamonds

5034 Kimberlite Pipe Returns Average Diamond Value of US$110 per Carat

Toronto and New York, July 26, 2006 - Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (the “Company”) today reported that the Company’s independent consultants, WWW International Diamond Consultants (WWW), have completed a valuation of diamonds recovered from the Gahcho Kué project in Canada’s Northwest Territories. Diamonds from the 5034 pipe, which represents approximately 60 percent of the Gahcho Kué indicated resource, were valued at an average price of US$101 per carat. Using the same cut-off, diamonds from the Hearne pipe were valued at an average price of US$54 per carat and diamonds from the Tuzo pipe were valued at US$43 per carat.

WWW valued a total of 6,545 carats of which 5,637 carats were in the +5 diamond sieve and above. The +5 diamond sieve equates to a bottom cut-off of 1.47mm square mesh. The Gahcho Kué diamonds were presented to WWW by De Beers in 45 separate boxes containing 1,550 individual packets. WWW did not value all the diamonds in the smaller sizes, focusing on the plus 1.47mm stones. The valuation took place at the Antwerp offices of WWW between March 15 and April 3, 2006, and has been priced onto the WWW price list as at June 1, 2006. Table 1 below provides a summary of the valuation by pipe and zone.

Table 1: WWW Gahcho Kué Valuation Summary by Pipe and Zone (1.47mm cut-off)

Pipe and Zone	US$/carat	Total Carats	Total Dollars (US)

5034 E_LOBE	133	1,052	139,987
5034 C_LOBE	80	545	43,714
5034 W_LOBE	79	1,003	79,275
5034 Total	101	2,600	262,977

HEARNE	54	2,508	135,256
Tuzo mix of east and west	43	529	22,600

TOTAL	75	5,637	420,832

WWW noted that the parcel of 529 carats from the Tuzo pipe was too small to provide an accurate indication of the value of the diamonds for the whole pipe. Generally, a minimum parcel of 2,000 carats is required in order to do accurate diamond value modeling. Accordingly, care should be taken in interpreting the average value of US$75 per carat as being reflective of the average value of the Gahcho Kué diamonds. Mountain Province is working closely with the project operator, De Beers Canada, to accelerate the advanced exploration of the Tuzo pipe to obtain a more representative sample of Tuzo diamonds.

WWW also noted that the diamonds presented by De Beers had not been thoroughly cleaned. Subsequent to the WWW valuation, one packet of 389 carats was returned to De Beers for cleaning. Following cleaning, these diamonds were valued by three other diamond companies selected by WWW to serve as a comparison to the WWW valuation and also to monitor the effect of the cleaning. All three independent valuations of the parcel were higher than WWW’s original pre-cleaning valuation. Based on this, WWW believe that the average value for the whole parcel of Gahcho Kué diamonds would increase by as much as 10 percent if properly cleaned. This would increase the average value of the 5034 diamonds to more than US$110 per carat and the average value for all three pipes to more than US$83 per carat.

Assuming a 10 percent price improvement due to cleaning, WWW modeled the value of the 5034, Hearne and Tuzo diamonds at US$97 per carat, US$65 per carat and US$58 per carat, respectively. The modeled value is determined by removing significant outliers on both ends of the value spectrum, i.e. the larger more valuable and smaller less valuable diamonds.

Commenting on the WWW valuation, Mountain Province President and CEO Patrick Evans said: “We are pleased with the results of the WWW valuation, which provides us with the first authoritative independent view of the value of the Gahcho Kué diamonds. It is particularly encouraging that the WWW June 2006 modeled value reflects an increase over the De Beers June 2005 modeled value despite an estimated 8 percent decrease in rough diamond prices over that period. We look forward to the next stage of developing this project.”

Charles Wyndham of WWW stated: “It is encouraging that the samples included some valuable stones, including one 9.9 carat diamond valued at over $7,800 per carat and a 5 carat diamond valued at over $4,600 per carat. The goods are certainly comparable with other Canadian mines and WWW would not foresee any problems selling such production into the diamond market.”

WWW Forecasting (WWWF), an associate company of WWW, has indicated that diamond jewellery demand will continue to grow over the next decade at a rate slightly less than total GDP. Production, on the other hand will not grow at the same pace, with little or no growth in carat terms. WWWF forecasts that global diamond prices will double by 2020, within the first 10 years of Gahcho Kué’s projected 20-year life.

WWW International Diamond Consultants are among the most experienced valuators of Canadian diamonds. WWW’s Canadian partner, Diamonds International Canada (DICAN) Limited, is the Canadian Government’s independent diamond valuator. WWW also has wide experience valuing samples from other Canadian diamond projects.

Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. The Gahcho Kué diamond mine is projected to have a life in excess of 20 years, with full production of more than 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures. De Beers is also the operator of the project and solely responsible for funding the project through to commercial production. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252